                                  May 29, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Stop 4-5
Washington, DC 20549

Attn: H. Roger Schwall, Esq.
      Timothy Levenberg, Esq.
      Jennifer Bowes, Esq.

      Re: Registration Statement on Form S-1
          File No. 333-55444
          Public Offering of Common Stock of
          CrossPoint Foods Corporation

Ladies and Gentlemen:

         The undersigned, being the Chief Executive Officer of CrossPoint Foods Corporation, f/k/a Glacier Corporation (the "Company"), respectfully requests that the Registration Statement on Form S-1, originally filed on February 12, 2001 (File No. 333-55444), together with all amendments thereto, be withdrawn. The Company requests this withdrawal due to adverse market conditions and based upon its intention to secure institutional financing on expiration of the 30-day waiting period mandated by Rule 155.

         The Company requests that it receive the Order of Withdrawal as soon as practicable after issuance by the Commission and that a copy of the Order be forwarded to Robert W. Walter, Esq., Berliner Zisser Walter & Gallegos P.C., 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203.

                                       Respectfully submitted,

                                       CROSSPOINT FOODS CORPORATION


                                       By: /s/ Mark R. Laramie
                                           Mark R. Laramie


cc: Kevin J. Kanouff, Esq.